OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER
Commission File Number 000-15935
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION
Enterprise Informatics Inc.
Full Name of Registrant

Spescom Software Inc.
Former Name if Applicable

10052 Mesa Ridge Court, Suite 100
Address of Principal Executive Office (Street and Number)

San Diego, California 92121
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Enterprise Informatics Inc. (the “Company”) is unable to timely file its Annual Report on Form 10-K for its fiscal year ended September 30, 2007 without unreasonable effort or expense, primarily because the Company's participation in discussions with respect to a potential financing transaction has delayed completion of the Company's audited consolidated financial statements for the year ended September 30, 2007.  The Company expects to file its Annual Report on Form 10-K on or before the extended deadline of January 15, 2008.
SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	John W. Low	858	625-3000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company issued a press release earlier today publicly disclosing its unaudited results of operations for its fiscal fourth quarter and year ended September 30, 2007.  Please see that press release, attached as Exhibit A.

Enterprise Informatics Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date	January 2, 2007	By	/s/ John W. Low
John W. Low
Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

PRESS RELEASE

                                                                FOR IMMEDIATE RELEASE

ENTERPRISE INFORMATICS ANNOUNCES
 4th QUARTER AND 2007 YEAR END RESULTS

2007 Highlights:
Revenue Up 28% vs. 2006
EBITDA $1.8 million vs. 2006 Loss

SAN DIEGO, CA, January 2, 2008– Enterprise Informatics Inc. (OTCBB: EPRS), a leading provider of enterprise information management solutions, today reported results of operations for its fourth quarter and fiscal year ended September 30, 2007.

Revenues for the fourth quarter of FY2007 were $1.7 million versus $1.6 million in the same period a year ago.  Earnings before interest, taxes, depreciation, amortization and stock compensation expense (“EBITDA”) for the fourth quarter of FY2007 was a loss of ($25,000), or ($0.00) per share. These results compare to an EBITDA loss of ($160,000) or ($0.00) per share for the same quarter a year ago.

Net loss available to common shareholders for the fourth quarter was ($217,000) or ($0.01) on a basic and diluted basis versus a net loss of ($370,000) or ($0.01) per share in the prior year.

Revenues for FY2007 were $9.0 million versus $7.0 million reported a year ago.  EBITDA for FY2007 was $1,808,000, or $0.05 and $0.04 per share on a basic and diluted basis, respectively. These results compare to an EBITDA loss of ($415,000) or ($0.01) per share reported a year ago.

Net income available to common shareholders for FY 2007 was $1.0 million or $0.03 and $0.02 per share on a basic and diluted basis, respectively, versus a net loss of ($2,376,000) or ($0.06) per share in the prior year.

“2007 was a year of significant accomplishments for the company. Of note, we had positive net earnings for the first time in over 10 years, we re-branded and re-launched  the Company as Enterprise Informatics positioning ourselves as a significant player in the Enterprise Information Management (EIM) market and we obtained Microsoft Windows Vista certification for our flagship product, eB,” stated Alan Kiraly, Chief Executive Officer.  “We enter 2008 with a new majority shareholder, a renewed focus and excitement about the immediate and long term future of the Company.”

COMPANY
CONTACT:                  Alan Kiraly, CEO
John Low, CFO
(858) 625-3000

About Enterprise Informatics
Enterprise Informatics is a leading provider of enterprise information management solutions that enable organizations to reduce the cost of meeting compliance requirements, minimize business risk and optimize process efficiency. Enterprise Informatics’ advanced software product, eB, ensures the integrity of the controlled information by uniquely managing the connectivity to all relevant information such as documents, records, assets, people, processes and projects – creating an ecosystem for the rapid access of accurate information in context. eB vastly improves the integrity, visibility and access to all relevant information at the time it is needed.

Key customers include Entergy, NuStart Energy, Constella)on Energy, Florida Power & Light, Continental Express, Ameren UE, City of Dayton, Lloyds Register of Shipping, Northeast Utilities, Network Rail, Aker Kvaerner, City of Las Vegas, City of Winston Salem, Fayetteville Public Works Commission and many others. www.enterpriseinformatics.com

Except for historical information contained herein, the matters set forth in this release include forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, the effect of the company’s accounting policies, potential seasonality and other risk factors detailed in the Company’s SEC filings.

-tables follow-

ENTERPRISE INFORMATICS INC.
Consolidated Statements of Operations

	For the three months		For the year
	ended September 30,		ended September 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Licenses	$ 309,000	$ 304,000	$ 3,107,000	$ 1,775,000
Services and other	1,393,000	1,277,000	5,867,000	5,231,000
Total revenues	1,702,000	1,581,000	8,974,000	7,006,000

Cost of revenues:
Licenses	42,000	52,000	169,000	324,000
Services and other	608,000	567,000	2,477,000	2,370,000
Total cost of revenues	650,000	619,000	2,646,000	2,694,000

Gross profit	1,052,000	962,000	6,328,000	4,312,000

Operating expenses:
Research and development	332,000	284,000	1,152,000	1,058,000
Marketing and sales	465,000	519,000	1,936,000	2,410,000
General and administrative	354,000	387,000	1,719,000	1,622,000
Total operating expenses	1,151,000	1,190,000	4,807,000	5,090,000

Income (loss) from operations	(99,000)	(228,000)	1,521,000	(778,000)

Interest and other income	2,000	-	2,000	4,000
Interest and other expense	(79,000)	(71,000)	(261,000)	(248,000)
Net income (loss)	(176,000)	(299,000)	1,262,000	(1,022,000)

Provision for income taxes	25,000	-	-	-

Net income (loss)	(151,000)	(299,000)	1,262,000	(1,022,000)

Deemed preferred dividend	-	-	-	(1,000,000)
Net income (loss) available after deemed preferred dividend	(151,000)	(299,000)	1,262,000	(2,022,000)

Cumulative preferred dividends	(66,000)	(71,000)	(264,000)	(354,000)
Net income (loss) available to common shareholders	$ (217,000)	$ (370,000)	$ 998,000	$ (2,376,000)

Earnings (loss) per share:
Basic	$ (0.01)	$ (0.01)	$ 0.03	$ (0.06)

Diluted	$ (0.01)	$ (0.01)	$ 0.02	$ (0.06)

Weighted average shares outstanding:
Basic	37,504,000	36,895,000	37,324,000	36,876,000

Diluted	37,504,000	36,895,000	49,841,000	36,876,000

ENTERPRISE INFORMATICS INC.
Consolidated Balance Sheets

	September 30,	September 30,
	2007	2006
	(Unaudited)
ASSETS
Current assets:
Cash	$ 553,000	$ 95,000
Receivables, net	746,000	854,000
Other current assets	204,000	190,000
Total current assets	1,503,000	1,139,000

Property and equipment, net	211,000	131,000
Computer software, net	321,000	425,000
Other assets	27,000	28,000
Total assets	$ 2,062,000	$ 1,723,000

LIABILITIES AND SHAREHOLDERS' DEFICIT

Total liabilities	$ 6,410,000	$ 9,601,000

Total shareholders' deficit	(4,348,000)	(7,878,000)

Total liabilities and shareholders' deficit	$ 2,062,000	$ 1,723,000

EBITDA Calculation
(Unaudited)

	For the three months		For the year
	ended September 30,		ended September 30,
	2007	2006	2007	2006

Income (loss) from operations	$ (99,000)	$ (228,000)	$ 1,521,000	$ (778,000)
Add back:
Depreciation and amortization	43,000	49,000	173,000	167,000
FAS 123R stock compensation expense	31,000	19,000	114,000	196,000

EBITDA excluding FAS 123R stock compensation expense	$ (25,000))	$ (160,000)	$ 1,808,000	$ (415,000)

EBITDA per common share

Basic	$ 0.00	$ 0.00	$ 0.05	$ (0.01)
Diluted	$ 0.00	$ 0.00	$ 0.04	$ (0.01)

Shares used in computing EBITDA
per common share
Basic	37,504,000	36,895,000	37,324,000	36,876,000
Diluted	37,504,000	36,895,000	49,841,000	36,876,000